

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

July 7, 2023

<u>By UPS 2nd Day Air</u>

Mr. Dennis P. Bowe
Vice President – CFO, Treasurer and Secretary
STRATTEC Security Corporation
3333 West Good Hope Road
Milwaukee, WI 53209

Re: <u>Notice of Intent to Nominate Director(s) at STRATTEC Security Corporation's 2023 Annual Meeting of Shareholders</u>

Dear Mr. Bowe:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies STRATTEC Security Corporation ("STRATTEC" or the "Company") that it intends to nominate Mr. F. Jack Liebau, Jr. as a nominee for election as director to the Board of Directors of STRATTEC at the Company's 2023 Annual Meeting of Shareholders ("Annual Meeting"). The intent to nominate Mr. Liebau is in addition to GAMCO's intent to nominate Mr. Bruce M. Lisman.

In accordance with the Company's By-laws we provide the following information concerning Mr. F. Jack Liebau, Jr..

1. The nominee's name, age, principal occupation and employer.

    Frederic Jack Liebau, Jr., 59. Managing Director. Beach Investment Counsel, Inc.

2. The nominee's address and telephone number.

    (Information provided to the Company)

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Mr. F. Jack Liebau, Jr. has been in the investment management industry for over thirty years. He began as a research analyst with The Capital Group in 1984, and from 1986 to 2003 was with Primecap Management Company ("Primecap"), where he was a partner and portfolio manager. At Primecap, he had research responsibilities for a

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

number of industries, including media, industrials, chemicals, financials, and energy. Mr. Liebau was co-manager of two mutual funds while at Primecap, the Vanguard Primecap and Capital Opportunity Funds. In 2003, he founded Liebau Asset Management Company ("Liebau Asset"), which managed money for individuals, foundations, and corporations. In 2011, he moved from Liebau Asset to Davis Funds, an investment management firm, in New York City, where Mr. Liebau was a partner and portfolio manager. From 2013 – 2015, Mr. Liebau was President and CEO of the entity running public equities for NYSE-listed Alleghany Corporation, which was his business partner in Liebau Asset. In running Roundwood Asset Management, which was formed to manage the public equities of Alleghany's insurance companies, Mr. Liebau was responsible for managing the equity portfolio and investment professionals, along with other reporting and P&L responsibilities.

Since 2020, Mr. Liebau has served as a Managing Director at Beach Investment Counsel, Inc., a financial advisor firm. Since 2017, he serves as Non-Executive Board Chair and Member of Special Investigations Limited Company, a private, Virginia-based professional services company and government contractor in the information technology, cyber security, investigations and intelligence sectors. Since 2020, Mr. Liebau has served as a director of MuxIP, an unlisted software company serving media companies. Since 2020, he has served as a Trustee of BNY Mellon ETF Trust, which offers seventeen listed equity and bond funds. In addition, Mr. Liebau has served since 2015 on the Board of Myers Industries, Inc. (NYSE: MYE) ("Myers"), a material handling and distribution company. He currently serves as Chairman of the Board of Directors of Myers. Mr. Liebau served as a director of Media General, Inc., then owner of newspapers and television stations, (2008 – 2009), served as a director of Herley Industries, Inc., a defense technology company, (2010 – 2011) and The Pep Boys - Manny, Moe & Jack, an automotive aftermarket retail chain (2015 - 2016). Mr. Liebau is a graduate of Phillips Academy, Andover, and received his A.B. in Economics (with honors) from Stanford University.

GAMCO believes that Mr. Liebau's qualifications to serve on the Board of Directors include his vast financial, strategic, executive and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Liebau's experience serving on boards (both corporate and non-profit) gives him pertinent insights into working effectively with management teams, analyzing strategic options, and communicating with various constituencies and strongly supports the nomination of Mr. Liebau for election to the Board of Directors of the Company at its 2023 Annual Meeting of Shareholders.

A copy of Mr. Liebau's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all

2



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NASDAQ rules.

> *We are advised that no business relationship exists between Mr. Liebau and the Company, directly or indirectly, and that Mr. Liebau would qualify under NASDAQ rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Liebau does not hold any shares of stock of the Company.*

> *As of the date hereof, there are no derivative positions held or beneficially held by Mr. Liebau.*

> *As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Liebau with respect to any securities of the Company.*

> *As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Liebau with respect to any securities of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NASDAQ; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Liebau's written consent letter is enclosed (Exhibit B).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

> *GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of July 7, 2023, GAMCO was the beneficial owner of 689,282 shares of the Company's common stock, representing 17.16% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated June 28, 2023, is enclosed (Exhibit C).

   As of July 7, 2023, GAMCO was the record owner of 10 shares of the Company's common stock, representing 0.00% of the outstanding shares of the Company's common stock.

   As of the date hereof, there are no derivative positions held or beneficially held by GAMCO.

   As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of GAMCO with respect to any securities of the Company.

   As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of GAMCO with respect to any securities of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NASDAQ.

   There are no arrangements or understanding between GAMCO and



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Mr. Liebau or others pursuant to which Mr. Liebau is being nominated by GAMCO.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of 14.67% of the common stock of Myers Industries, Inc., for which Mr. Liebau serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

     GAMCO intends to deliver a proxy statement and/or form of proxy to holders of at least 67% of the Company's outstanding shares.

GAMCO and the nominee(s) agree to make available to the Board of Directors all information reasonably requested, in accordance with the Company's By-Laws, in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy STRATTEC's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record of stock of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Liebau to serve as a director of the Company and it intends to continue to own the record shares of the Company through the record date of the Annual Meeting and through the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

David Goldman

By: David Goldman
General Counsel

DG/gm

Enclosures

5



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

CC: George Maldonado
    Director of Proxy Voting Services - GAMCO

Mr. Liebau's Biographical Sketch (Document Provided to Issuer)

<u>Exhibit B</u>

Mr. Liebau's Written Consent Letter (Document Provided to Issuer)

<u>Exhibit C</u>

Amendment Number 35 to Schedule 13D, Filed on June 28, 2023 (Complete Filing Available on EDGAR)